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                                                                  EXHIBIT (a)(3)


            [LOGO OF AUTHENTIC SPECIALTY FOODS, INC. APPEARS HERE]


                                 May 15, 1998

Dear Shareholder:

  On behalf of the Board of Directors, I am pleased to inform you that, on May 7, 1998, Authentic Specialty Foods, Inc. (the "Company") entered into a merger agreement (the "Merger Agreement") with Agrobios, S.A. de C.V. ("Parent"), a wholly owned subsidiary of Desc, S.A. de C.V. ("Desc"), and Authentic Acquisition Corporation ("Purchaser"), a wholly owned, indirect subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") yesterday to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $17.00 per share, net to the seller in cash, without interest. The Offer is conditioned upon, among other things, the tender of at least two-thirds of the Shares (assuming exercise of all outstanding options and warrants other than those subject to cancellation agreements).

  Following the successful completion of the Offer, the Purchaser will be merged with and into the Company in accordance with the terms of the Merger Agreement (the "Merger"). At the effective time of the Merger, each remaining issued and outstanding Share will be converted into the right to receive $17.00 in cash.

  Your Board of Directors believes that the $17.00 per Share price to be paid in the Offer and the Merger is an attractive price for the Shares. For example, the price represents a 28.6% premium over the average closing price for the Shares on the Nasdaq National Market for the 30 trading days prior to the announcement of the Offer on May 8.

  In addition, your Board gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed today with the Securities and Exchange Commission. Among these factors, the Board carefully considered, the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, that, based upon and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

  ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.


  Additional information with respect to the Board's decision is provided in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  In addition to the attached Schedule 14D-9, also enclosed is the Purchaser's Offer to Purchase dated May 14, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your Shares. I urge you to read and consider the enclosed materials carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          /s/ Robert K. Swanson
                                          -----------------------------------
                                          Robert K. Swanson
                                          Chairman of the Board and Chief
                                           Executive Officer